The information in this information supplement is not complete and may be changed. This information supplement and the accompanying pricing supplement, index supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Information Supplement (To the Prospectus dated July 18, 2016 the Prospectus Supplement dated July 18, 2016, and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

Barclays Bank PLC Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the S&P 500® Index due November 3, 2022

Information Supplement to Preliminary Pricing Supplement dated October 5, 2017 (the “PPS”)

Summary of Terms		Investment Description

Issuer	Barclays Bank PLC (As used herein, “we”, “us,” and “our” refer to Barclays Bank PLC)

•  Linked to the S&P 500® Index

•  Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity.  Instead, the securities provide for a payment at maturity that may be greater than, equal to or less than the original offering price of the securities, depending on the performance of the Index from its starting level to its ending level.

The payment at maturity will reflect the following terms:

o If the level of the Index increases:

You will receive the original offering price plus 150% participation in the upside performance of the Index, subject to a maximum total return at maturity of 45.00% to 50.00% (to be determined on the pricing date) of the original offering price

o If the level of the Index decreases but the decrease is not more than 15%:

You will be repaid the original offering price

o If the level of the Index decreases by more than 15%:

You will receive less than the original offering price and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 15%

•  Investors may lose up to 85% of the original offering price

•  All payments on the securities are subject to the credit risk of Barclays Bank PLC, and you will have no ability to pursue any securities included in the Index for payment; if Barclays Bank PLC defaults on its obligations, you could lose some or all of your investment

•  No periodic interest payments or dividends

•  No exchange listing; designed to be held to maturity

Term	Approximately 5 years
Reference Asset	S&P 500® Index (the “Index”)
Pricing Date	October 31, 2017[1]
Issue Date	November 3, 2017[1]
Calculation Day	October 27, 2022[1]
Stated Maturity Date	November 3, 2022[1]
Original Offering Price[2]	$1,000 per security (100% of par)
Redemption Amount at Maturity	See “Calculation of the Redemption Amount at Maturity” on page 3 of this information supplement.
Starting Level	The closing level of the Index on the pricing date
Ending Level	The closing level of the Index on the calculation day
Capped Value	145.00% to 150.00% of the original offering price per security ($1,450.00 to $1,500.00 per security), to be determined on the pricing date
Threshold Level	85% of the starting level
Participation Rate	150%
Calculation Agent	Barclays Bank PLC
Denominations	$1,000 and any integral multiple of $1,000
CUSIP/ISIN	06744C6W6 / US06744C6W67
Agent Discount	4.50%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.120%

1To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation day and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

2 The issuer’s estimated value of the securities on the pricing date, based on its internal pricing models, is expected to be between $905.00 and $937.30 per security. The estimated value is expected to be less than the original offering price of the securities. See “Additional Information Regarding Our Estimated Value of the Securities” on page PPS-5 of the PPS.

The securities constitute unsecured and unsubordinated obligations of Barclays Bank PLC, and all payments on securities are subject to the credit risk of Barclays Bank PLC. The securities are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the securities, by acquiring the securities, each holder of the securities acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-4 of the PPS.

THIS INFORMATION SUPPLEMENT DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION.  The securities will have the terms specified in the prospectus dated July 18, 2016, the prospectus supplement dated July 18, 2016, and the index supplement dated July 18, 2016, as supplemented or superseded by the PPS.  The securities have complex features, and investing in the securities involves risks not associated with an investment in conventional debt securities. Investors should carefully consider the terms of the securities set forth in the aforementioned documents, including the “Selected Risk Considerations” on page PPS-11 of the PPS and “Risk Factors” beginning on page S-7 of the prospectus supplement.

Hypothetical Payout Profile

The profile to the right is based on a hypothetical capped value of 147.50% or $1,475.00 per $1,000 security (the midpoint of the specified range for the capped value), a participation rate of 150% and a threshold level equal to 85% of the starting price.

This graph has been prepared for purposes of illustration only.  Your actual return will depend on the actual ending price, the actual capped value, and whether you hold your securities to maturity.

Hypothetical Returns

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
175.00	75.00%	$1,475.00	47.50%	7.92%
150.00	50.00%	$1,475.00	47.50%	7.92%
140.00	40.00%	$1,475.00	47.50%	7.92%
131.67	31.67%	$1,475.00	47.50%	7.92%
130.00	30.00%	$1,450.00	45.00%	7.57%
120.00	20.00%	$1,300.00	30.00%	5.31%
110.00	10.00%	$1,150.00	15.00%	2.81%
105.00	5.00%	$1,075.00	7.50%	1.45%
100.00(2)	0.00%	$1,000.00	0.00%	0.00%
95.00	-5.00%	$1,000.00	0.00%	0.00%
90.00	-10.00%	$1,000.00	0.00%	0.00%
85.00	-15.00%	$1,000.00	0.00%	0.00%
84.00	-16.00%	$990.00	-1.00%	-0.20%
80.00	-20.00%	$950.00	-5.00%	-1.02%
75.00	-25.00%	$900.00	-10.00%	-2.10%
50.00	-50.00%	$650.00	-35.00%	-8.43%
25.00	-75.00%	$400.00	-60.00%	-17.50%
0.00	-100.00%	$150.00	-85.00%	-34.54%

The returns shown above assume a hypothetical capped value of 147.50%, or $1.475.00 per security (the midpoint of the specified range of the capped value). Each security has an original offering price of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level will be the closing level of the Index on the pricing date. For historical data regarding the actual closing level of the Index, please see the historical information set forth under the section titled “The S&P 500® Index” in the accompanying PPS.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rate of return will depend on the actual starting level, actual ending level and actual capped value. There can be no prediction of the closing level of the Index on any day during the term of the securities, including on the calculation day.

Calculation of the Redemption Amount at Maturity

The redemption amount payable at maturity will be determined as follows:

•                  If the ending level is greater than the starting level, the redemption amount will be equal to the lesser of:

(i)             $1,000 plus

(ii)          the capped value

•                  If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level, the redemption amount will be equal to $1,000

•                  If the ending level is less than the threshold level, the redemption amount will be equal to $1,000 minus

If the ending level is less than the threshold level, you will receive less, and possibly 85% less, than the original offering price of your securities at maturity.  Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the securities.

S&P 500® Index Daily Closing Levels*

*The graph above sets forth the daily closing levels of the Index for the period from January 1, 2007 to October 4, 2017.  The closing level on October 4, 2017 was 2,537.74.  The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in any of the securities composing the Index. You should carefully review the risk disclosures set forth under the “Risk Factors” section of the prospectus supplement and the “Selected Risk Considerations” section in the accompanying PPS.  The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying PPS.

•                  If The Ending Level Is Less Than The Threshold Level, You Will Receive Less, And Possibly 85% Less, Than The Original Offering Price Of Your Securities At Maturity.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  Your Return Will Be Limited By The Capped Value And May Be Lower Than The Return On A Direct Investment In The Securities Composing the Index.

•                  The Securities Are Subject To The Credit Risk Of Barclays Bank PLC.

•                  You May Lose Some Or All Of Your Investment If Any U.K. Bail-In Power Is Exercised By The Relevant U.K. Resolution Authority.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                  The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  No Assurance That The Investment View Implicit In The Securities Will Be Successful.

•                  Owning The Securities Is Not The Same As Owning The Securities Composing The Index.

•                  The Index Reflects The Price Return Of The Securities Composing The Index, Not The Total Return.

•                  Adjustments To The Index Could Adversely Affect The Value Of The Securities And The Amount You Will Receive At Maturity.

•                  The Estimated Value Of Your Securities Is Expected To Be Lower Than The Original Offering Price Of Your Securities.

•                  The Estimated Value Of Your Securities Might Be Lower If Such Estimated Value Were Based On The Levels At Which Our Debt Securities Trade In The Secondary Market.

•                  The Estimated Value Of The Securities Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.

•                  The Estimated Value Of Your Securities Is Not A Prediction Of The Prices At Which You May Sell Your Securities In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Lower Than The Original Offering Price Of Your Securities And May Be Lower Than The Estimated Value Of Your Securities.

•                  The Temporary Price At Which We May Initially Buy The Securities In The Secondary Market And The Value We May Initially Use For Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative Of Future Prices Of Your Securities.

•                  We, Our Affiliates And Any Other Agent And/Or Participating Dealer May Engage In Various Activities Or Make Determinations That Could Materially Affect Your Securities In Various Ways And Create Conflicts Of Interest.

•                  The Historical Performance Of The Index Is Not An Indication Of Its Future Performance.

•                  The Ending Level Is Not Based On The Closing Level Of The Index At Any Time Other Than The Calculation Day.

•                  Potentially Inconsistent Research, Opinions Or Recommendations By Barclays Capital Inc., WFS Or Their Respective Affiliates.

•                  We Cannot Control Actions Of Any Of The Unaffiliated Companies Whose Securities Are Included As Components Of The Index.

•                  We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•                  The U.S. Federal Income Tax Consequences Of An Investment In The Securities Are Uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” beginning on page PPS-11 of the accompanying PPS and the “Risk Factors” beginning on page S-7 of the prospectus supplement for risks related to an investment in the securities. For more information about the Index, please see the section titled “The S&P 500® Index” in the PPS.

Consult your tax advisor

Investors should review carefully the accompanying PPS, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC, or any of their respective affiliates (collectively, “S&P”). S&P makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.